SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2010

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	2010 Interim Report, dated August 25, 2010.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

Date: September 8, 2010

3

Exhibit 1.1

Contents

A-2	Financial Highlights
A-3	Chairman’s Statement
A-8	Independent Review Report of the International Auditor
A-9	Unaudited Consolidated Statement of Financial Position
A-11	Unaudited Consolidated Statement of Comprehensive Income
A-12	Unaudited Consolidated Statement of Changes in Equity
A-13	Unaudited Consolidated Statement of Cash Flows
A-15	Notes to the Unaudited Interim Financial Statements
A-33	Other Information

Financial Highlights

Excluding amortisation of the upfront connection fees

	Six-month periods ended 30 June
	2009	2010	Rates of change

Operating revenues (RMB millions)	102,554	107,552	4.9%
EBITDA[1] (RMB millions)	43,339	45,759	5.6%
EBITDA margin	42.3%	42.5%	0.2pp
Net profit[2] (RMB millions)	8,412	8,811	4.7%
Basic earnings per share (RMB)	0.10	0.11	4.7%
Capital expenditure (RMB millions)	17,033	17,918	5.2%
Free cash flow[3] (RMB millions)	19,652	18,591	(5.4%)

Including amortisation of the upfront connection fees

	Six-month periods ended 30 June
	2009	2010

Operating revenues (RMB millions)	103,146	107,817
EBITDA[1] (RMB millions)	43,931	46,024
EBITDA margin	42.6%	42.7%
Net profit[2] (RMB millions)	9,004	9,076

[1]	For convenience of the investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.
[2]	Net profit represents profit attributable to equity holders of the Company.
[3]	Free cash flow is calculated from EBITDA (excluding amortisation of upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

Chairman’s Statement

In the first half of 2010, we deepened the promotion of our “Customer-focused Innovative Informatisation” Strategy, leveraging our full services integrated operation to expand the market and riding on the differentiated operations to create competitive edges. The Company achieved invigorated results: Our mobile service continued to maintain robust development with expanding scale, while mobile terminal supply also showed significant improvement. We strengthened our market leading position in wireline broadband and integrated information services. Our overall business structure was further optimised with remarkable earnings recovery. The sustainable development of the Company’s full services operation is gaining momentum.

Business Performance

In the first half of 2010, the Company’s operation was on track as planned. The operating revenues reached RMB107,817 million. Excluding the amortisation of upfront connection fees, the operating revenues were RMB107,552 million, representing a growth of 4.9% over the same period of last year, of which mobile service revenue amounted to RMB22,770 million, up 77.7% from the same period last year. Revenue from non-voice services as a percentage of the operating revenues further increased to 56.3%, amongst which wireline broadband access revenue attributed to 24.5% of the operating revenues. This further optimised our overall business structure as well as our ability to mitigate risks. EBITDA1 ,2 was RMB45,759 million, a 5.6% increase from the same period of last year, while the EBITDA margin was 42.5%. Profit attributable to equity holders of the Company2 was RMB8,811 million, representing an increase of 4.7% from the same period of last year and growth of 81.3% over the second half of last year. Robust earnings trajectory marked a good start of our result improvement. Basic earnings per share2 was RMB0.109. Capital expenditure was RMB17,918 million, an increase of 5.2% over the same period of last year. Free cash flow3 reached RMB18,591 million.

Taking into consideration the Company’s business development needs, the Board of Directors has decided not to pay any interim dividend for the period in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

Expanding Integrated Operation and Optimising Business Structure

In order to innovate business development model and achieve scientific development in the new landscape, we pooled our resources to actively promote the development model of full services integrated operation. We are committed to building a system for multi-services integrated packages of products and services as well as marketing and sales, accelerating product development, initiating cooperation on developing applications, and continuously enriching the content of our integrated operation by leveraging our comprehensive range of products. We also established a network structure and IT support capabilities to support our full services operation, while at the same time further deepened precision management and optimised resource allocation. With unwavering efforts, our integrated operation model has effectively driven the rapid growth of our mobile and broadband services. There was a significant increase in revenue proportion from our mobile, broadband and integrated information services, while the risk to our wireline voice service was further alleviated.

We have fully leveraged our advantages in the integrated bundling operations and our mobile services gained traction. The number of mobile subscribers increased by 18.43 million in the first half of the year to a total number of 74.52 million, of which 7.18 million were 3G subscribers. The mobile subscriber packaging penetration rate was over 50%. Our market share of mobile subscribers was close to 10%, an increase of 5 percentage points from the end of 2008. Our mobile voice usage showed a trend of continual improvement on a monthly basis, doubling the level of the same period of previous year, while the ARPU of subscribers remained relatively stable compared to last year.

[1]	For convenience of investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.
[2]

Including the amortisation of upfront connection fees, EBITDA was RMB46,024 million, profit attributable to equity holders of the Company was RMB9,076 million and basic earnings per share was RMB0.112.

[3]	Free cash flow was calculated from EBITDA (excluding amortisation of upfront connection fees) minus the CDMA network capacity lease fee, capital expenditure and income tax.

With the wireline broadband services as the foundation for deepening the integrated operation and expanding the mobile Internet service, we established the brand of “eSurfing Broadband” in the first half of the year and integrated our wireline and wireless broadband services. We proactively expanded our subscriber base by investing more than 60% of our capital expenditure on broadband network infrastructure to accelerate bandwidth upgrade, enhancing the quality of our broadband services and promoting our differentiated applications. In the first half of the year, the net addition of wireline broadband subscribers was 4.87 million, reaching a total of 58.33 million. Revenue from wireline broadband access services reached RMB26,302 million, an increase of 15.6% compared to the same period of last year.

We always focus on the development of integrated information services as the highlight of our strategic transformation, and endeavour to provide comprehensive industry applications and public applications to customers and meet the ever growing demand of the market. In the first half of the year, revenue from wireline value-added and integrated information services reached RMB13,713 million.

With mobile, broadband and information application services marking the rapid development of the modern telecommunications, traditional wireline voice services face more challenges. Therefore, we strived to mitigate the decline in revenue from our wireline voice services by providing targeted packages to customers. Through the proactive and orderly migration of the PAS services to effectively alleviate operating risk, we endeavoured to maintain the Company’s overall operational profitability with stringent control on related investment and other measures. In the first half of the year, there was a net loss of 7.61 million PAS subscribers. The total number of access lines in service was 181 million as at the end of June this year.

Creating New Competitive Edges through Differentiated Operations

We persist in differentiated operation, targeting government and enterprise and public customers to take differentiated marketing initiatives, and proactively expand subscriber base to facilitate revenue growth.

For the government and enterprise customer market, we fully utilised the edge we have accumulated over the years to expand into the mid-to-high end market with differentiated service offerings and form extensive strategic partnership with government entities and large corporations. We focused on areas such as government affairs, transportation and logistics, “All-in-one eSurfing handset” and digital hospitals, while strengthening the development of new industry applications and showcasing by creating pilot customers so as to accelerate the scale replication and promotion of ICT services. By the end of June this year, the number of “BizNavigator” subscribers reached 4.85 million, representing an increase of 11.2% from the end of last year.

For the public customer market, our primary strategy is to strengthen the collaboration with partners in content and applications. Leveraging the core product values of our partners, we provide a more comprehensive range of mobile Internet applications. In the first half of the year, we progressively launched new products such as mobile payment, “eSurfing reader” and mobile positioning services. The numbers of subscribers to services such as “189 mailbox”, “eSurfing LIVE”, and “eSurfing Video” have more than doubled. We will take further steps to highlight the concept of mobile Internet handset while focusing on traffic-centric operation, opening up intelligent channels and platforms, and deepening our collaboration with various reputable Internet content providers and integrators of core industry applications. We will endeavour to provide enriched content and applications for our customers, as well as to promote the transition of the Company towards a higher-value mobile Internet application services provider.

Strengthening Infrastructure to Promote Full Services Development

We are committed to building a superior network. We have further accelerated the broadband transmission speed upgrade. In city areas, the network basically featured 4M or above broadband access capability with 44% coverage of 20M or above. In order to seize the market opportunities, our next step will be to further invest in fibre broadband network, particularly “Fibre-to-the-Home” (FTTH). This will facilitate broadband subscriber development and help us to consolidate and strengthen our core competitiveness continuously. We continued to optimise our EVDO network which covers all cities above county-level and over 20,000 towns, while accelerating Wi-Fi hotspots construction and optimisation. This will sustain our leading position in network coverage and quality transmission support for mobile Internet traffic-centric operation.

We also further strengthened collaborations. We strengthened the cooperation with handset manufacturers in order to improve the handset supply to meet market demand and efficiently alleviate the bottlenecks. We also enhanced the development of distribution channels and promoted the scale development of open channel. Mobile subscribers developed and handset sales by open channel accounted for more than 50%.

We continued to promote precision management and further optimise resource allocation. We expanded our investment in broadband and fibre access, persisted in resource allocation tilting towards high-growth and high-value services, enhanced capital utilisation by actively redeploying inactive assets and deepened centralised capital management to save finance costs and thus enhance profitability.

Corporate Governance and Social Responsibility

We strived to maintain our high standards of corporate governance by continuously improving corporate transparency, ensuring the healthy development of the Company, and enhancing corporate values. Our continuous efforts in corporate governance are widely recognised by the capital market and we were accredited with a number of awards in the first half of the year, including recognition as “Asia’s Best Companies in Corporate Governance” by Corporate Governance Asia, and “Best Managed Company in China” and “Best Managed Company in Asian Telecom Sector” by FinanceAsia in the Asia’s Best Companies Poll. The Company’s stock was also selected as constituent of Hang Seng Corporate Sustainability Index.

As one of the leading telecommunications operators in China, we serve as a role model for fulfilling social responsibilities. We actively contributed to the rescue efforts during the Yushu earthquake in Qinghai Province and the flooding in the southern provinces. Our emergency rescue teams hustled off the disaster areas and quickly restored wireline and mobile communications services, ensuring undisrupted communications during the rescue operations. As an integrated information service partner, we also fully supported the Shanghai World Expo. Our capability in providing quality communications was highly appreciated by participants at the Shanghai World Expo.

Future Outlook

With the advent of mobile Internet and the three-network convergence era, the Company is embracing another major period of strategic opportunities and huge development potential. At the same time, the Company is also facing the challenges of intensifying competition in the telecommunications sector. We will continue to deepen our integrated operation by focusing on the development and retention. On one hand, we will focus on fulfilling our customers’ needs and accelerating the promotion of broadband access and mobile services, particularly in the 3G development. On the other hand, we will also work to retain our existing subscribers and maintain our traditional services and coordinate the sustainable development of the four pillars of our business – mobile, broadband, wireline voice and valued-added and integrated information services.

On this foundation, we will fully utilise our leading edges in the largest Internet broadband subscriber base, the most reputable 3G brand and the widest 3G network coverage. While improving the superiority of our network infrastructure, we will also focus on mobile Internet traffic-centric operation and open our service platforms to strengthen the cooperation in the application and handset terminals. By establishing new differentiated competitive edges, we will strive to break new ground for our full services integrated operation and continue to create more value for our shareholders.

/s/ Wang Xiaochu
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC

25 August 2010

Independent Review Report of the International Auditor

To the Board of Directors of

China Telecom Corporation Limited

Introduction

We have reviewed the interim financial statements set out on pages 8 to 31 which comprise the consolidated statement of financial position of China Telecom Corporation Limited as at 30 June 2010, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period ended 30 June 2010 and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial statements to be in compliance with the relevant provisions thereof and International Accounting Standard 34, “Interim financial reporting”, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial statements in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements as at and for the six-month period ended 30 June 2010 are not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim financial reporting”.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

25 August 2010

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2010

(Amounts in millions)

	Note	30 June 2010 RMB	31 December 2009 RMB

ASSETS

Non-current assets
Property, plant and equipment, net		271,384	286,328
Construction in progress		19,032	11,567
Lease prepayments		5,405	5,517
Goodwill		29,921	29,922
Intangible assets		10,876	12,311
Interests in associates		1,023	997
Investments		607	722
Deferred tax assets	8	12,233	12,898
Other assets		4,790	5,322

Total non-current assets		355,271	365,584

Current assets
Inventories		2,571	2,628
Income tax recoverable		2,140	1,714
Accounts receivable, net	4	19,722	17,438
Prepayments and other current assets		4,308	3,910
Time deposits with original maturity over three months		1,259	442
Cash and cash equivalents	5	26,325	34,804

Total current assets		56,325	60,936

Total assets		411,596	426,520

The notes on pages 14 to 31 form part of these interim financial statements.

LIABILITIES AND EQUITY

Current liabilities
Short-term debt	6	34,667	51,650
Current portion of long-term debt	6	10,768	1,487
Accounts payable	7	36,351	34,321
Accrued expenses and other payables		51,360	52,193
Income tax payable		657	395
Current portion of finance lease obligations		18	18
Current portion of deferred revenues		2,795	3,417

Total current liabilities		136,616	143,481

Net current liabilities		(80,291)	(82,545)

Total assets less current liabilities		274,980	283,039

Non-current liabilities
Long-term debt	6	42,524	52,768
Deferred revenues		4,466	5,045
Deferred tax liabilities	8	2,426	2,613

Total non-current liabilities		49,416	60,426

Total liabilities		186,032	203,907

Equity
Share capital		80,932	80,932
Reserves		143,784	140,800

Total equity attributable to equity holders of the Company		224,716	221,732
Non-controlling interests		848	881

Total equity		225,564	222,613

Total liabilities and equity		411,596	426,520

The notes on pages 14 to 31 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited)

for the six-month period ended 30 June 2010

(Amounts in millions, except per share data)

		Six-month periods ended 30 June
	Note	2010 RMB	2009 RMB

Operating revenues	9	107,817	103,146

Operating expenses
Depreciation and amortisation		(25,839)	(26,029)
Network operations and support		(22,812)	(20,133)
Selling, general and administrative		(19,752)	(17,595)
Personnel expenses	10	(17,196)	(16,351)
Other operating expenses	11	(8,398)	(8,719)

Total operating expenses		(93,997)	(88,827)

Operating profit		13,820	14,319

Net finance costs	12	(1,855)	(2,268)

Investment income		9	50

Share of profits from associates		28	25

Profit before taxation		12,002	12,126
Income tax	13	(2,885)	(3,071)

Profit for the period		9,117	9,055

Other comprehensive income for the period:
Change in fair value of available-for-sale equity securities		(115)	60
Deferred tax on change in fair value of available-for-sale equity securities		27	(15)
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		13	(1)
Share of other comprehensive income of associates		5	–

Other comprehensive income for the period, net of tax		(70)	44

Total comprehensive income for the period		9,047	9,099

Profit attributable to:
Equity holders of the Company		9,076	9,004
Non-controlling interests		41	51

Profit for the period		9,117	9,055

Total comprehensive income attributable to:
Equity holders of the Company		9,015	9,048
Non-controlling interests		32	51

Total comprehensive income for the period		9,047	9,099

Basic earnings per share	15	0.11	0.11

Weighted average number of shares	15	80,932	80,932

The notes on pages 14 to 31 form part of these interim financial statements.

Consolidated Statement of Changes in Equity (Unaudited)

for the six-month period ended 30 June 2010

(Amounts in millions)

		Attributable to equity holders of the Company

		Shar capital	Capital reserve	Share premium	Re- Valuation reserve	Statutory reserves	Other reserves	Exchange reserves	Retained earnings	Total	Non- controlling interests	Total equity

	Note	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at 1 January 2009		80,932	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	213,036	1,512	214,548
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	63	—	(63)	—	—	—
Revaluation surplus realised		—	—	—	(230)	—	—	—	230	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(64)	—	64	—	—	—
Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(26)	(26)
Dividends	14	—	—	—	—	—	—	—	(6,067)	(6,067)	—	(6,067)
Total comprehensive income for the period		—	—	—	—	—	45	(1)	9,004	9,048	51	9,099

Balance as at 30 June 2009		80,932	(2,804)	10,746	11,180	56,085	2,630	(666)	57,914	216,017	1,537	217,554

Balance as at 1 January 2010		80,932	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	221,732	881	222,613
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	57	—	(57)	—	—	—
Revaluation surplus realised		—	—	—	(255)	—	—	—	255	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(65)	—	65	—	—	—
Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(65)	(65)
Dividends	14	—	—	—	—	—	—	—	(6,031)	(6,031)	—	(6,031)
Total comprehensive income for the period		—	—	—	—	—	(74)	13	9,076	9,015	32	9,047

Balance as at 30 June 2010		80,932	(2,804)	10,746	10,608	60,606	2,825	(654)	62,457	224,716	848	225,564

The notes on pages 14 to 31 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2010

(Amounts in millions)

			Six-month periods ended 30 June
			2010	2009
	Note		RMB	RMB

Net cash from operating activities	(a	)	39,091	39,155

Cash flows from investing activities
Capital expenditure			(17,518)	(19,655)
Lease prepayments			(13)	(3)
Proceeds from disposal of property, plant and equipment			143	95
Proceeds from disposal of investments			7	24
Proceeds from disposal of lease prepayments			85	55
Purchase of time deposits with original maturity over three months			(1,259)	(1,635)
Maturity of time deposits with original maturity over three months			442	397
Payment for the purchase price of the acquisition of CDMA business			(5,374)	(1,939)

Net cash used in investing activities			(23,487)	(22,661)

Cash flows from financing activities
Capital element of finance lease payments			—	(1)
Proceeds from bank and other loans			43,390	38,547
Repayments of bank and other loans			(61,336)	(40,270)
Repayment of amount due to China Telecommunications Corporation in connection with the Second Acquisition	(b	)	—	(15,150)
Payment of dividends			(5,608)	(6,493)
Distribution to China Telecommunications Corporation			(534)	—
Net cash distributions to non-controlling interests			(8)	(26)

Net cash used in financing activities			(24,096)	(23,393)

Net decrease in cash and cash equivalents			(8,492)	(6,899)
Cash and cash equivalents at 1 January			34,804	27,866
Effect of changes in foreign exchange rate			13	(1)

Cash and cash equivalents at 30 June			26,325	20,966

The notes on pages 14 to 31 form part of these interim financial statements.

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Six-month periods ended 30 June
	2010	2009
	RMB	RMB

Profit before taxation	12,002	12,126
Adjustments for:
Depreciation and amortisation	25,839	26,029
Impairment losses for doubtful debts	940	1,085
Write down of inventory	19	—
Investment income	(9)	(50)
Share of profits from associates	(28)	(25)
Interest income	(139)	(134)
Interest expense	2,035	2,525
Unrealised foreign exchange gains	(41)	(123)
Loss on retirement and disposal of property, plant and equipment	919	1,145

Operating profit before changes in working capital	41,537	42,578
Increase in accounts receivable	(3,208)	(3,016)
Decrease/(increase) in inventories	38	(534)
Increase in prepayments and other current assets	(297)	(18)
Decrease in other assets	532	664
Increase in accounts payable	1,608	1,360
Increase in accrued expenses and other payables	3,979	4,485
Decrease in deferred revenues	(1,201)	(1,200)

Cash generated from operations	42,988	44,319
Interest received	149	130
Interest paid	(1,502)	(2,507)
Investment income received	—	1
Income tax paid	(2,544)	(2,788)

Net cash from operating activities	39,091	39,155

(b)	Second Acquisition represented the acquisition of the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited by the Company on 30 June 2004.

The notes on pages 14 to 31 form part of these interim financial statements.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2010

1.	Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, managed data and leased line, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region, Xinjiang Uygur Autonomous Region and Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile communication business in October 2008, the Group also provides nation-wide mobile telecommunications and related services in the mainland of the PRC and the Macau Special Administrative Region of the PRC. The Group also provides leased line and other related services in certain countries of the Asia Pacific, South America and North America regions.

The operations of the Group in the mainland PRC are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (hereinafter “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, managed data services, leased line, roaming and interconnection arrangements.

2.	Basis of preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 25 August 2010, reflect the unaudited financial position of the Group as at 30 June 2010 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2010.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2009 annual financial statements, except for the adoption of Amendments to IAS 27 “Consolidated and separate financial statements” which has resulted in a change in the presentation of the financial statements. The term “minority interest” has been changed to “non-controlling interest” in these interim financial statements.

The preparation of interim financial statements in conformity with IAS 34 “Interim financial reporting” requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2009 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditor in accordance with Hong Kong Standards on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants.

The financial information relating to the financial year ended 31 December 2009 that is included in these interim financial statements as being previously reported information does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2009 are available from the Company’s registered office. The Company’s international auditor has expressed an unqualified opinion on those financial statements in their report dated 22 March 2010.

3.	Segmental reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in an integrated telecommunications business. The Group’s assets located and operating revenues derived from activities outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial.

4. Accounts receivable, net

Accounts receivable, net, are analysed as follows:

	Note	30 June 2010 RMB millions	31 December 2009 RMB millions

Third parties		20,663	17,767
China Telecom Group	(i)	985	917
Other state-controlled telecommunications operators in the PRC		1,005	827

		22,653	19,511
Less: Allowance for impairment of doubtful debts		(2,931)	(2,073)

		19,722	17,438

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2010 RMB millions	31 December 2009 RMB millions

Current, within 1 month	11,419	10,895
1 to 3 months	2,799	2,067
4 to 12 months	1,675	1,514
More than 12 months	1,170	499

	17,063	14,975
Less: Allowance for impairment of doubtful debts	(2,779)	(1,920)

	14,284	13,055

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	30 June 2010 RMB millions	31 December 2009 RMB millions

Current, within 1 month	1,946	1,918
1 to 3 months	1,372	1,071
4 to 12 months	1,601	922
More than 12 months	671	625

	5,590	4,536
Less: Allowance for impairment of doubtful debts	(152)	(153)

	5,438	4,383

5. Cash and cash equivalents

	30 June 2010 RMB millions	31 December 2009 RMB millions

Cash at bank and in hand	23,629	27,235
Time deposits with original maturity within three months	2,696	7,569

	26,325	34,804

6. Short-term and long-term debt

Short-term debt comprises:

	30 June 2010 RMB millions	31 December 2009 RMB millions

Loans from state-controlled banks – unsecured	11,255	11,138
Other loans – unsecured	245	245
Loans from China Telecom Group – unsecured	23,167	40,267

Total short-term debt	34,667	51,650

The weighted average interest rate of the Group’s total short-term debt as at 30 June 2010 is 4.0% (31 December 2009: 4.0%). As at 30 June 2010, the loans from state-controlled banks bear interest at rates ranging from 2.0% to 5.8% (31 December 2009: 2.0% to 7.5%) per annum and are repayable within one year; the loans from China Telecom Group bear interest at fixed rate of 3.9% (31 December 2009: 2.8% to 5.3%) per annum and are repayable within one year.

Long-term debt comprises:

	Note	30 June 2010 RMB millions	31 December 2009 RMB millions

Loans from state-controlled banks – unsecured	(i)	3,481	4,485
Other loans		1	1
Medium-term notes – unsecured	(ii)	49,810	49,769

Total long-term debt		53,292	54,255
Less: current portion		(10,768)	(1,487)

Non-current portion		42,524	52,768

Note:

(i)	The loans from state-controlled banks bear interest at rates ranging from 1.0% to 8.3% (31 December 2009: 1.0% to 8.3%) per annum with maturity through 2060.

(ii)	On 22 April 2008, the Company issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 5.30% per annum. On 23 October 2008, the Company issued five-year, 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum. On 16 November 2009, the Company issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 3.65% per annum. On 28 December 2009, the Company issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum. All of the above medium-term notes are unsecured.

The Group’s short-term and long-term debts do not contain any financial covenants. As at 30 June 2010, the Group’s unutilised committed credit facilities amounted to RMB93,030 million (31 December 2009: RMB102,555 million).

7. Accounts payable

Accounts payable are analysed as follows:

	30 June 2010 RMB millions	31 December 2009 RMB millions

Third parties	27,736	26,402
China Telecom Group	8,061	7,526
Other state-controlled telecommunications operators in the PRC	554	393

	36,351	34,321

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2010 RMB millions	31 December 2009 RMB millions

Due within 1 month or on demand	11,220	11,321
Due after 1 month but within 3 months	7,877	7,472
Due after 3 months but within 6 months	7,639	5,641
Due after 6 months	9,615	9,887

	36,351	34,321

8. Deferred tax assets and liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements during the period are as follows:

	Assets		Liabilities		Net Balance
	30 June 2010 RMB millions	31 December 2009 RMB millions	30 June 2010 RMB millions	31 December 2009 RMB millions	30 June 2010 RMB millions	31 December 2009 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	1,125	931	—	—	1,125	931

Non-current
Property, plant and equipment	4,444	5,145	(1,634)	(1,748)	2,810	3,397
Deferred revenues and installation costs	1,136	1,229	(686)	(732)	450	497
Land use rights	5,528	5,593	—	—	5,528	5,593
Available-for-sale equity securities	—	—	(106)	(133)	(106)	(133)

Deferred tax assets/(liabilities)	12,233	12,898	(2,426)	(2,613)	9,807	10,285

	Balance at 1 January 2010 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 30 June 2010 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	931	194	1,125

Non-current
Property, plant and equipment	3,397	(587)	2,810
Deferred revenues and installation costs	497	(47)	450
Land use rights	5,593	(65)	5,528
Available-for-sale equity securities	(133)	27	(106)

Net deferred tax assets	10,285	(478)	9,807

9. Operating revenues

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month periods ended 30 June
	Note	2010 RMB millions	2009 RMB millions

Wireline voice	(i)	32,915	41,060
Mobile voice	(ii)	14,102	9,051
Internet	(iii)	31,114	24,528
Value-added services	(iv)	10,849	10,347
Integrated information application services	(v)	7,153	5,928
Managed data and leased line	(vi)	6,066	5,528
Others	(vii)	5,353	6,112
Upfront connection fees	(viii)	265	592

		107,817	103,146

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, back ring tone services (Colour Ring Tone), Internet data centre and IP-Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.
(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

10. Personnel expenses

Personnel expenses are attributable to the following functions:

	Six-month periods ended 30 June
	2010 RMB millions	2009 RMB millions

Network operations and support	11,098	10,362
Selling, general and administrative	6,098	5,989

	17,196	16,351

11. Other operating expenses

Other operating expenses consist of:

		Six-month periods ended 30 June
	Note	2010 RMB millions	2009 RMB millions

Interconnection charges	(i)	5,293	4,602
Cost of goods sold	(ii)	3,087	4,090
Donations		6	12
Others		12	15

		8,398	8,719

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline and mobile telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment.

12. Net finance costs

Net finance costs comprise:

	Six-month periods ended 30 June
	2010 RMB millions	2009 RMB millions

Interest expense incurred	2,172	2,710
Less: Interest expense capitalised*	(137)	(185)

Net interest expense	2,035	2,525
Interest income	(139)	(134)
Foreign exchange losses	69	16
Foreign exchange gains	(110)	(139)

	1,855	2,268

* Interest expense was capitalised in construction in progress at the following rates per annum	1.3% – 4.6%	1.3% – 4.9%

13. Income tax

Income tax in the profit or loss comprises:

	Six-month periods ended 30 June
	2010 RMB millions	2009 RMB millions

Provision for PRC income tax	2,353	2,321
Provision for income tax in other tax jurisdictions	27	25
Deferred taxation	505	725

	2,885	3,071

A reconciliation of the expected tax with the actual tax expense is as follows:

		Six-month periods ended 30 June
	Note	2010 RMB millions	2009 RMB millions

Profit before taxation		12,002	12,126

Expected income tax expense at statutory tax rate of 25%	(i)	3,001	3,032
Differential tax rate on mainland PRC subsidiaries’ and branches’ income	(i)	(333)	(286)
Differential tax rate on other subsidiaries’ income	(ii)	(10)	(15)
Non-deductible expenses	(iii)	458	682
Non-taxable income	(iv)	(227)	(340)
Other tax benefits		(4)	(2)

Actual tax expense		2,885	3,071

Note:

(i)	The provision for mainland PRC current income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland PRC subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 22%.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts primarily represent miscellaneous incomes which are not subject to income tax.

14. Dividends

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2010, a final dividend of RMB0.074514 (equivalent to HK$0.085) per share totalling approximately RMB6,031 million in respect of the year ended 31 December 2009 was declared and of which RMB5,608 million was paid on 30 June 2010.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 26 May 2009, a final dividend of RMB0.074963 (equivalent to HK$0.085) per share totalling approximately RMB6,067 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2010.

15. Basic earnings per share

The calculation of basic earnings per share for the six-month periods ended 30 June 2010 and 2009 is based on the profit attributable to equity holders of the Company of RMB9,076 million and RMB9,004 million, respectively, divided by 80,932,368,321 shares in issue.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

16. Capital commitments

As at 30 June 2010 and 31 December 2009, the Group had capital commitments as follows:

	30 June 2010 RMB millions	31 December 2009 RMB millions

Authorised and contracted for
Property	360	376
Telecommunications network plant and equipment	4,610	4,166

	4,970	4,542

Authorised but not contracted for
Property	1,020	739
Telecommunications network plant and equipment	6,059	4,364

	7,079	5,103

17. Related party transactions

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or have significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month periods ended 30 June
	Note	2010 RMB millions	2009 RMB millions

Purchases of telecommunications equipment and materials	(i)	812	760
Sales of telecommunications equipment and materials	(i)	390	384
Construction and engineering services	(ii)	2,600	2,511
Provision of IT services	(iii)	152	49
Receiving IT services	(iii)	170	162
Receiving community services	(iv)	971	1,067
Receiving ancillary services	(v)	3,234	2,717
Operating lease expenses	(vi)	192	176
Net transaction amount of centralised services	(vii)	206	241
Interconnection revenues	(viii)	28	34
Interconnection charges	(viii)	292	329
Interest on amounts due to and loans from China Telecom Group	(ix)	606	1,539
CDMA network capacity lease fee	(x)	6,365	3,583
Reimbursement of capacity maintenance related costs of CDMA network	(xi)	463	273

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided by and received by China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent net amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amounts for the periods ended 30 June 2010 and 30 June 2009 represent amounts received or receivable for the net amount of centralised services.

(viii)	Represent amounts charged from/to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to and loans from China Telecom Group (Note 6).
(x)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile communication network capacity (“CDMA network”).
(xi)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	30 June 2010 RMB millions	31 December 2009 RMB millions

Accounts receivable	985	917
Prepayments and other current assets	793	935

Total amounts due from China Telecom Group	1,778	1,852

Accounts payable	8,061	7,526
Accrued expenses and other payables	681	1,694
Short-term debt	23,167	40,267

Total amounts due to China Telecom Group	31,909	49,487

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 6.

As at 30 June 2010 and 31 December 2009, no material allowance for impairment of doubtful debts was recognised in respect of amounts due from China Telecom Group.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	Six-month periods ended 30 June
	2010 RMB thousands	2009 RMB thousands

Short-term employee benefits	4,024	4,177
Post-employment benefits	360	344

	4,384	4,521

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the six-month period ended 30 June 2010 were RMB1,562 million (six-month period ended 30 June 2009: RMB1,466 million).

The amount payable for contributions to defined contribution retirement plans as at 30 June 2010 was RMB241 million (31 December 2009: RMB235 million).

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group has transactions with other state-controlled entities which include but are not limited to the following:

–	sales and purchases of goods, properties and other assets

–	rendering and receiving services

–	lease of assets

–	depositing and borrowing money

–	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not state-controlled. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationships on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the MIIT. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is summarised as follows:

	Six-month periods ended 30 June
	2010 RMB millions	2009 RMB millions

Interconnection revenues	5,240	5,587
Interconnection charges	4,206	3,388
Leased line revenues	463	288

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	30 June 2010 RMB millions	31 December 2009 RMB millions

Accounts receivable	1,005	827
Prepayments and other current assets	241	240

Total amounts due from other state-controlled telecommunications operators in the PRC	1,246	1,067

Accounts payable	554	393
Accrued expenses and other payables	83	5,484

Total amounts due to other state-controlled telecommunications operators in the PRC	637	5,877

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 30 June 2010 and 31 December 2009, there were no material allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances primarily with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of these bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expenses incurred on loans from state-controlled banks in the PRC are as follows:

	Six-month periods ended 30 June
	2010 RMB millions	2009 RMB millions

Interest income	138	134
Interest expense	458	468

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	30 June 2010 RMB millions	31 December 2009 RMB millions

Cash at bank	23,378	26,867
Time deposits with original maturity within three months	2,696	7,569
Time deposits with original maturity over three months	1,259	442

Total deposits with state-controlled banks in the PRC	27,333	34,878

Short-term loans	11,255	11,138
Long-term loans	3,481	4,485

Total loans from state-controlled banks in the PRC	14,736	15,623

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 6.

The directors believe the above information provides meaningful disclosure of related party transactions.

Other Information

Management discussion and analysis

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2009 Annual Report.

Purchase, sale or redemption of securities

During the six-month period ended 30 June 2010, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

Directors’ and supervisors’ interests and short positions in shares, underlying shares and debentures

As at 30 June 2010, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2010, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

Change in directors’ and supervisors’ biographical details

As required under Rule 13.51(2) and Rule 13.51B(1) of Listing Rules, the change in Directors’ or Supervisors’ biographical details, since the despatch date of the Annual Report 2009 is set out below:

Mr Tse Hau Yin, Aloysius, the Independent Non-executive Director of the Company, has ceased to be the independent non-executive director of China Construction Bank Corporation. Madam Cha May Lung, Laura, the Independent Non-executive Director of the Company, has ceased as the non-executive director of Bank of Communications Co., Ltd. Mr Qin Xiao, the Independent Non-executive Director of the Company, has ceased to be the Chairman of China Merchants Group Limited. Save as those disclosed above, there is no other information for the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

Material interests and short positions in shares and underlying shares of the company

As at 30 June 2010, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue (%)	Percentage of the total number of shares in issue (%)	Capacity

China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

Capital Research and Management Company	1,254,424,000 (Long position)	H shares	9.04%	1.55%	Investment manager

Commonwealth Bank of Australia	1,251,386,000 (Long position)	H shares	9.02%	1.55%	Interest of controlled corporation

Blackrock, Inc	1,082,330,096 (Long position)	H shares	7.78%	1.34%	Interest of controlled corporation

	6,894,000 (Short position)	H shares	0.05%	0.009%	Interest of controlled corporation

RFS Holdings B.V.	907,191,530 (Long position)	H shares	6.54%	1.12%	Interest of controlled corporation

	1,180,327,134 (Short position)	H shares	8.51%	1.46%	Interest of controlled corporation

JPMorgan Chase & Co.	836,367,442 (Long position)	H shares	6.03%	1.03%	66,266,579 shares as beneficial owner; 135,780,000 shares as investment manager; and 634,320,863 shares as security interest holder/approved lending agent

	19,969,782 (Short position)	H shares	0.14%	0.025%	Beneficial owner

	634,320,863 (Shares available for lending)	H shares	4.57%	0.78%	Security interest holder/ approved lending agent

Save as stated above, as at 30 June 2010, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Audit committee

The audit committee has reviewed with management and the Company’s international auditor, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2010.

Compliance with the code on corporate governance practices

The Company has attached great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six months period ended 30 June 2010. In the Company’s opinion, through supervision of the Board and Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules throughout the six months period ended 30 June 2010.

Compliance with model code for securities transactions by directors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2010 to 30 June 2010.

Forward-looking statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.